UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

Commission File Number 001-36261

CHC GROUP LTD.

(Exact name of registrant as specified in its charter)

190 Elgin Avenue George Town, KY1-9005 Cayman Islands
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, Par Value $0.003

Redeemable Convertible Preferred Shares, Par Value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Ordinary Shares, par value $0.003 - 169 holders Redeemable Convertible Preferred Shares, par value $0.0001 - 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934 CHC Group Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 16, 2017	By:	/s/ Lee Eckert
	Name:	Lee Eckert
	Title:	Senior Vice President, Chief Financial Officer